OSISKO ACQUIRES SILVER STREAM FROM FALCO IN RESPECT TO THE
HORNE 5 PROJECT IN ROUYN-NORANDA, QUEBEC

(Montréal, June 18, 2018) Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (TSX & NYSE: OR) is pleased to announce that it has entered into a binding term sheet to provide Falco Resources Ltd. (“Falco”) (TSXV: FPC) with a senior secured silver stream credit facility (“Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5” or the “Project”) located in Rouyn-Noranda, Québec from Falco. As part of the Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to C$180 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce.

“Today's announcement marks the beginning of a new chapter in the history of Osisko. The Horne 5 Silver Stream takes our Accelerator model from concept to reality, and validates the effort our team has put forward in supporting the advancement of the Project through the development and the feasibility study. With this commitment, Osisko looks forward to supporting another great mine build in Quebec, one of the top mining jurisdictions in the world”, commented Sean Roosen, Chair and CEO of Osisko.

Horne 5 is a development-stage project located in Rouyn-Noranda, Québec. Horne 5 is located in the former Horne mine that was operated by Noranda from 1927 to 1976 and produced 11.6 million ounces of gold and 2.5 billion pounds of copper. Falco completed a feasibility study for the Project in 2017 that demonstrated positive economics, and estimated annual payable gold production of 219,000 ounces at US$399 per gold ounce over a 15 year life of mine. Falco is currently in the permitting process and working on obtaining all third-party approvals to advance project construction. Osisko is the largest shareholder of Falco and currently owns 12.7% of its issued and outstanding common shares of Falco.

Concurrent to the announcement of the Silver Stream, Osisko is also announcing the purchase from Falco of a secured debenture having a principal amount of C$7,000,000 (“Debenture”).

Benefits to Osisko

The Silver Stream on Horne 5 will provide Osisko with:

  A significant silver streaming interest on an advanced North American project;
  Mid-term cash flow from Québec, one of the best mining jurisdictions in the world;
  Upside potential through further resource conversion and exploration at Horne 5; and
  Maintains the Company’s focus on low-risk jurisdictions.

The Silver Stream Purchase

Pursuant to a silver purchase agreement to be entered into by Osisko and Falco, Osisko will purchase up to 100% of the refined silver from the Project. Payable silver under the Silver Stream will be subject to minimum payability rates based on the product produced. As consideration for the Silver Stream, Osisko will pay to Falco staged upfront cash deposits of up to C$180 million (the “Deposit”) plus ongoing payments equal to 20% of the spot price of silver on the day that refined silver is delivered, to a maximum of US$6 per ounce of refined silver. The silver produced from the Project and properties within a 5 km area of interest will be subject to the Silver Stream transaction.

Stream Installments:

The Deposit will be paid in four installments thus earning Osisko a perpetual 90% silver stream in respect of future silver produced from the Property. The installments will be as follows:

  A first deposit of $25 million on closing of the Silver Stream, net of any amounts owing by Falco to Osisko;
  A second deposit of $20 million upon Falco receiving all necessary material third-party approvals, licenses, rights of way, and surface rights in regards to the Project;
  A third deposit of $35 million following receipt of all material permits required for the construction of a mine on the Project, a positive construction decision for the Project, and raising a minimum of $100 million in equity, joint venture or any other non-debt financing for the construction of the mine; and
  A fourth deposit of $60 million upon the total projected capital expenditure for the Project having been demonstrated to be financed.

Optional Fifth Installment:

  Concurrently with the fourth deposit, Osisko may elect, in its sole discretion, to increase the Silver Stream to a perpetual 100% of future silver produced from the Property by making an additional fifth deposit of $40 million. The optional installment will be payable on a pro rata basis with the fourth installment.

The Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

Closing of the Silver Stream is anticipated to occur in September 2018 and is subject to the satisfaction of customary conditions, including the finalization of definitive documents, obtaining regulatory approvals, consents from third parties and approval from a majority of the disinterested shareholders of Falco (the “Disinterested Shareholder Approval”).

Pursuant to an agreement between Falco and Glencore Canada Corporation (“Glencore”), the Silver Stream is subject to a right of first refusal in favor of Glencore. Following the execution of binding term sheets between Falco and Osisko, a formal notice was sent to Glencore. Glencore shall have a period of 60 days to notify Falco in the event that it wishes to purchase the stream agreement in accordance with the terms described therein.

The Debenture

Osisko shall purchase from Falco a Debenture having a principal amount of C$7,000,000 (the “Principal”). Upon receipt of Disinterested Shareholder Approval, the Debenture shall be convertible (the “Conversion”) into units of Falco (the “Units”). There will be no interest payable at any time on the outstanding Principal of the Debenture unless Falco fails to obtain Disinterested Shareholder Approval for the Conversion, in which case interest shall accrue retroactively from the closing date of the Debenture transaction at a rate per annum that is equal to 7%, compounded quarterly. Accrued interest shall be payable upon repayment of the Principal when due, as per the terms of the Debenture. The maturity date of the Debenture shall be the earlier of (i) the date of the meeting of the Falco shareholders to be held to obtain the Disinterested Shareholder Approval and (ii) December 31st, 2018.

On the date upon which Falco obtains the Disinterested Shareholder Approval from shareholders for the Conversion, the Debenture shall be converted into such number of Units of Falco that is equal to the Principal divided by a conversion price, as described below. The conversion price for the Debenture shall be the higher of (i) the 10-day volume weighted average price (“VWAP”) of Falco’s shares on the TSX Venture Exchange (“TSXV”) on the date of announcement of the Debenture and (ii) the 5-day VWAP of Falco’s shares on the TSXV following the date hereof for which the maximum allowable discount allowed by the TSXV shall be applied (the “Conversion Price”). Each Unit shall consist of one common share and one-half of one common share purchase warrant. Each whole warrant shall entitle the holder to purchase one common share of Falco, subject to customary anti-dilution clauses, at a price that represents a 30% premium to the Conversion Price for a period of thirty-six (36) months from the date the Units are issued.

The closing of the Debenture is expected to occur at the end of June, 2018 and is subject to receipt of all necessary regulatory approvals. The Units, if issued following receipt of the Disinterested Shareholder Approval, will be subject to a hold period of four months from the date that the Debenture is issued in accordance with applicable Canadian securities laws.

Related Party Transactions

The Silver Stream and the Debenture are considered “related party transactions” for Falco under Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”). Osisko understands that Falco is exempt from the the requirements to obtain a formal valuation in connection with the Silver Stream and the Debenture pursuant to the exemption in section 5.5(b) of Regulation 61-101, as the shares of the Falco are not listed on any of the specified markets. The Silver Stream and the Conversion of the Debenture are subject to receipt of the Disinterested Shareholder Approval of Falco. The Debenture is exempt from disinterested shareholder approval pursuant to section 5.7(1)(f) of Regulation 61-101, as the Debenture, at the time of closing, (i) is not convertible, directly or indirectly, into equity or voting securities of Falco or a subsidiary of the Company without Disinterested Shareholder Approval, and (ii) is on reasonable commercial terms that are not less advantageous to the Company than if the Debenture was obtained from an arm's length party. The special meeting of shareholders of Falco to obtain the Disinterested Shareholder Approval for the Silver Stream and the Conversion of the Debenture is expected to occur in September, 2018.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic Mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.5% interest in Osisko Mining Inc., a 12.7% interest in Falco Resources Ltd. and a 32.4% in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:

Joseph de la Plante
Vice President, Corporate Development
Tel. (514) 940-0670
jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward–looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward–looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward–looking statements. Forward–looking statements are not guarantees of performance. These forward–looking statements, may involve, but are not limited to the finalization of definitive agreements relating to the Silver Stream facility and the Debenture, the terms and conditions of the Silver Stream facility, the Debenture and the Conversion of the Debenture, the anticipated date of the shareholder meeting of Falco, the anticipated closing date of the Debenture and the Silver Stream and the amount and terms of deposit payments to be made by Osisko under the Silver Stream facility, the anticipated benefits deriving from the investment and transaction between Osisko and Falco, the receipt of third party consents and regulatory approvals. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward–looking statements. Information contained in forward–looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the receipt of regulatory approvals, Disinterested Shareholder Approval and third party consents, and the finalization of definitive agreements relating to the Silver Stream facility and the Debenture, management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward–looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward– looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward–looking statements, whether as a result of new information, future events or otherwise, other than as required by law.